[Chapman and Cutler LLP Letterhead]

November 3, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 19, 2022 (the “Registration Statement”). The Registration Statement relates to the Innovator Gradient Tactical Rotation Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

Please consider revising the references to “rules-based” investing, as that concept is typically associated with passively-managed, index-tracking funds.

Response to Comment 1

The Fund will seek to generate returns in excess of the S&P Global Broad Market Index based upon the momentum investment strategy described in the Registration Statement. The strategy is based upon rules-based market signals, as described in the Registration Statement, and the Fund does not intend to take into account investment considerations beyond these investment signals to implement the investment strategy. As such, the Fund believes that the references to “rules-based” investing, as currently presented, is appropriate for investor comprehension of the Fund’s investment strategy.

Comment 2 – Principal Investment Strategies

Please consider revising the “Neutral broad market” bullet to clarify what has “expansive geographic coverage for market diversification.”

Response to Comment 2

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“Neutral broad market refers to securities of issuers with expansive geographic coverage for market diversification that generally fluctuate consistent with broad market conditions.”

Comment 3 – Principal Investment Strategies

The Staff notes the Fund’s investable universe includes U.S. markets, international developed markets and emerging markets. In plain English, please define the investment universe for the equity securities of “international developed markets” and “emerging markets” in which the Fund intends to invest.

Response to Comment 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Fund’s resulting investable universe consists of ten market segments. Nine of the market segments are comprised of equity securities that provide investment exposure to a combination of (1) one of the three geographic equity markets (U.S., international developed or emerging) and (2) one of the four equity market subsectors (high beta, momentum, neutral broad market or low volatility). Each of these nine global equity market segments are represented by the equity securities that comprise an index (each, a “Market Segment Index”), as identified in the chart below. The tenth segment represents the Fund’s investment in cash or cash equivalents (e.g., short-term U.S. Treasury bills) to the extent that no Market Segment Index is identified for investment, as further described below.”

Comment 4 – Principal Risks

Please define what “other instruments” are in the “Performance Variability Risk” or explain why this phrase is appropriate. Additionally, please explain the disclosure that states, “Similarly, the Sub-Advisers may not always be invested in the securities of the equity indices or may hold securities not included in the equity indices.”

Response to Comment 4

The Fund has removed the phrase “other instruments” from the above-referenced risk. The Fund notes that the above-referenced sentence refers to Penserra’s discretionary ability to invest in a smaller portion of the securities comprising the market segment index that Gradient selects and that Penserra may invest in the ADRs or GDRs of foreign securities rather than investing directly from the non-U.S. exchange to manage differences in timing of market closures. The Fund has revised the “Performance Variability Risk” as follows:

“Performance Variability Risk. The performance of the Fund and the Market Segment Indices that represent the global equity market segments the Fund invests in may vary for a variety of reasons. This performance variability may occur because of differences, if any, between the equity securities held in the Fund’s portfolio and those included in a Market Segment Index to the extent the Fund invests in a smaller portion of securities that comprise a Market Segment Index. Performance variability may also occur due to pricing differences, transaction costs incurred by the Fund, the Fund’s holding of cash or cash equivalents, acceptance of custom baskets or the costs to the Fund of complying with various new or existing regulatory requirements, among other reasons. This risk may be heightened during times of increased market volatility or other unusual market conditions. Performance variability may also occur because the Fund incurs fees and expenses, while the equity indices do not. When the Fund rebalances its portfolio, any transaction costs and market exposure arising from such portfolio rebalancing will be borne by the Fund and its shareholders. Due to the time required for the Sub-Advisers to implement the Fund’s investment program on a monthly basis, the Fund’s portfolio may not always correlate to the securities of the Market Segment Index that was selected based on the strategy signal. Errors with respect to the quality, accuracy and completeness of the data used to compile the equity indices may occur from time to time and may not be identified and corrected by the Fund for a period of time or at all.”

Comment 5 – Principal Risks

Please state that the “Equity Securities Risk” includes “common stocks” and disclose the risks attendant to investing in equity securities.

Response to Comment 5

In accordance with the Staff’s comment, the “Equity Securities Risk” has been revised as follows:

“Equity Securities Risk. Investments in equity securities, including the Fund’s investments in common stocks, are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response. Additionally, common stockholders may be subject to greater risks than holders of debt securities or preferred stock because common stockholders claims are subordinated to those of holders of debt securities and preferred stocks upon the bankruptcy of an issuer. These factors contribute to price volatility which is the principal risk of investing in the Fund.”

Comment 6 – Fund Investments

The Staff notes the “Equity Securities” principal investment disclosure states, “The Fund invests in equity securities, which primarily include direct investments in common stocks and depositary receipts.” Please remove “primarily” from this sentence.

Response to Comment 6

The Fund has revised its disclosure in accordance with the Staff’s comment.

Comment 7 – Principal Risks

The Staff notes the “Depositary Receipts Risk” states that, “The Fund invests in depositary receipts, including American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) or similar instruments.” Please delete “or similar instruments.”

Response to Comment 7

The Fund has revised its disclosure in accordance with the Staff’s comment.

Comment 8 – Principal Investment Strategies

Please add in the Fund’s “Principal Investment Strategies” section that the Fund can invest in securities denominated in foreign currency.

Response to Comment 8

In accordance with the Staff’s comment, the disclosure has been revised to add the following:

“The Fund’s direct investments in non-U.S. listed securities may be denominated in a foreign currency.”

Comment 9 – Non-Principal Risks

Please remove the “Non-Principal Risks” section of the Registration Statement.

Response to Comment 9

In accordance with the Staff’s comment, the above-referenced disclosure has been removed.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Morrison C. Warren

   Morrison C. Warren